UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53635

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE SECURITIES GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6465 N. QUAIL HOLLOW ROAD, SUITE 400
(No. and Street)

MEMPHIS (City) TN (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTIE MICHELLE VINCENT 901-328-4814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WATKINS UIBERALL, PLLC
(Name – *if individual, state last, first, middle name*)

1661 AARON BRENNER DR., SUITE 300 (Address) MEMPHIS (City) TN (State) 38120 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTIE MICHELLE VINCENT , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE SECURITIES GROUP, LLC , as of DECEMBER 31 , 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



My Comm Expires
July 31, 2022

Notary Public

Christie Michelle Vincent
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE SECURITIES GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2018

TABLE OF CONTENTS



Watkins Uiberall, PLLC

1661 Aaron Brenner Drive · Suite 300
Memphis, Tennessee 38120
901.761.2720 · Fax: 901.683.1120

417 West Main Street - Suite 100
Tupelo, Mississippi 38804
662.269.4014 · Fax: 662.269.4016

www.wucpas.com

Report of Independent Registered Public Accounting Firm

To the Members
of The Securities Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Securities Group, LLC as of December 31, 2018, the related statements of income (loss) and changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Securities Group, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Securities Group, LLC's management. Our responsibility is to express an opinion on The Securities Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Securities Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information on Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of The Securities Group, LLC's financial statements. The supplemental information is the responsibility of The Securities Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Watkins Uiberall, PLLC

We have served as The Securities Group, LLC's auditor since 2006.
Memphis, Tennessee
February 26, 2019

THE SECURITIES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2018

ASSETS

Current Assets:		
Cash and cash equivalents	$	136,265
Accounts receivable, less allowance for doubtful accounts		25,797
Other assets		2,194
Total Current Assets		164,256
Property and Equipment:		
Office furnishings and equipment		21,669
Less: accumulated depreciation		(14,961)
Total Property and Equipment		6,708
Total Assets	$	**170,964**

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Accounts payable	$	15,232
Due to related party		2,027
Total Current Liabilities		17,259
Members' equity:		153,705
Total Liabilites & Members' Equity	$	**170,964**

The accompanying notes are an integral part of these financial statements.

THE SECURITIES GROUP, LLC

STATEMENTS OF INCOME (LOSS) AND CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:

Commissions	$	245,000
Interest income		28
Total Revenues		245,028

Expenses:

Administative fees	11,659
Automobile	1,813
Computer & networking	17,428
Commissions	125,000
Depreciation	4,192
Guaranteed payments to members	26,000
Insurance	758
Taxes and licenses	10,689
Legal and professional	15,537
Rent	6,000
Telephone	2,139
Miscellaneous	3,742
Total Expenses	224,957

Net Income (Loss)		**20,071**
Members' equity, beginning of year		133,634
Members' equity, end of year	$	**153,705**

The accompanying notes are an integral part of these financial statements.

THE SECURITIES GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows Provided By (Used For) Operating Activities:		
Net Income (loss)	$	20,071
Adjustment to Reconcile Net Loss to Net Cash:		
Provided By (Used for) Operating Activities:		
Depreciation		4,192
Change in Operating Assets and Liablities:		
Increase (Decrease) in Cash and cash equivalents:		
Accounts receivable		(25,797)
Other assets		840
Accounts payable		14,480
Total adjustments		(6,285)
Net cash used for operating activities		13,786
Cash Flows Used For Investing Activities:		
Purchase of equipment		(2,367)
Net decrease in cash and cash equivalents		11,419
Cash and cash equivalents at beginning of year		124,846
Cash and cash equivalents at end of year	$	**136,265**

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Securities Group, LLC (a Florida limited liability company, the "Company") began operations on August 1, 2001 and is a registered securities broker and dealer operating in the United States of America. The company was organized to sell healthcare securities and shall have a perpetual existence unless terminated as provided in the *Operating Agreement*. The Company has a single class of members. Except as expressly provided in the *Operating Agreement*, no member shall be required under any circumstances to contribute or lend any money or property to the Company beyond their initial capital contribution.

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers includes commission income and fees from selling healthcare securities on behalf of its customers through private placement offerings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company believes that the performance obligation to recognize commission revenue is satisfied on the placement offering date because that is when the underlying purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Any additional commission revenue from offering extensions is recognized based on terms of each placement offering contract and the revenue can be reasonably estimated to be collected.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers." This guidance replaces most existing revenue recognition guidance and provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance is effective for the periods ending after December 15, 2017. Due to the nature of our contracts, the adoption of this standard has not had a material impact on our financial statements.

Concentrations and Credit Risks

The Company's credit risks relate to cash and cash equivalents. The Company maintains cash balances at a bank. Accounts are insured by the Federal Deposit Insurance Corporation up to an aggregate of $250,000.

Two customers accounted for 100% of the Company's commission revenues for the year ended December 31, 2018.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with initial maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided according to the straight line method over the estimated useful lives of 3 to 5 years.

Income Taxes

No provision has been made for income taxes since the results of operations are included in the tax returns of the members.

Date of Management's Review

The Company evaluated its December 31, 2018 financial statements for subsequent events through February 26, 2019, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 2 – RELATED PARTY TRANSACTIONS

The company rents office space, furniture and equipment for $500 per month on a month-to-month basis from a company in which a member has an ownership interest. Total related party rent expense for the year ended December 31, 2018 was $6,000. The company also makes monthly payments to this related company for accounting and administrative services which totaled $11,659 for the year and had a related party payable of $2,027 for the services and rent at year end.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $118,478, which was $113,478 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital was 14.57%.

NOTE 4 – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemption provisions of SEC Rule 15c3-3(k)(2)(i).

NOTE 5 – RETIREMENT PLAN

The Company sponsors a Simplified Employee Pension Plan under the provisions of section 408(k) of the Internal Revenue Code. The plan covers all employees who are at least 21 years of age and have performed at least three years of service. The company did not make any contributions to the plan for the year ended December 31, 2018.

SUPPLEMENTARY INFORMATION

THE SECURITIES GROUP, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31, 2018

Total Members' Equity		$ 153,705
Deductions: Non-allowable assets		
Accounts Receivable	25,797	
Other assets	2,194	
Property and Equipment, net	6,708	
Haircut amount on CD	528	(35,227)
Net Capital		118,478
Less: minimum dollars net capital requirement		(5,000)
Excess Net Capital		$ 113,478
Total Aggregate Indebtedness		$ 17,259
Percentage of Aggregate Indebtedness to Net Capital		14.57%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2018):

Excess net capital, as reported in Company's Part II unaudited Focus Report	$	113,478
Net audit adjustments		-
Net Capital per above	$	113,478

There is no material difference between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as admended as of December 31, 2018.

THE SECURITIES GROUP, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

AS OF DECEMBER 31, 2018

EXEMPTION PROVISIONS:

The Securities Group, LLC has claimed an exemption from Rule 15c3-3 under section (k)(2)(i) in which the Company's business is limited to a business brokerage only selling healthcare securities. As such, the Company maintains no security accounts for any of its customers and promptly transmits all customer funds.

THE SECURITIES GROUP, LLC

SCHEDULE III - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

AS OF DECEMBER 31, 2018

EXEMPTION PROVISIONS:

The Securities Group, LLC has claimed an exemption from Rule 15c3-3 under section (k)(2)(i) in which the Company's business is limited to a business brokerage only selling healthcare securities. As such, the Company maintains no security accounts for any of its customers and promptly transmits all customer funds.



Watkins Uiberall, PLLC

1661 Aaron Brenner Drive · Suite 300
Memphis, Tennessee 38120
901.761.2720 · Fax: 901.683.1120

417 West Main Street · Suite 100
Tupelo, Mississippi 38804
662.269.4014 · Fax: 662.269.4016

www.wucpas.com

Report of Independent Registered Public Accounting Firm

To the Members
of The Securities Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Securities Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Securities Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Provision (2)(i) (the "exemption provisions") and (2) The Securities Group, LLC stated that The Securities Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Securities Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Securities Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Watkins Uiberall, PLLC

Memphis, Tennessee
February 26, 2019

12

THE SECURITIES GROUP, LLC

EXEMPTION REPORT

AS OF DECEMBER 31, 2018

The Securities Group, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i):

- The Securities Group, LLC maintains no security accounts for any of its customers and promptly transmits all customer funds.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year ending December 31, 2018.

I, Christie Michelle Vincent, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Christie Michelle Vincent_

Christie Michelle Vincent
President
The Securities Group, LLC